January 13, 2010

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

RE:

iMergent, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2009

Filed September 1, 2009

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Filed November 2, 2009

File No. 001-32277

Letter dated December 31, 2009

Dear Mr. Gilmore:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated December 31, 2009 relating to the Form 10-K of iMergent, Inc. (the “Company”) for the fiscal year ended June 30, 2009 filed on September 1, 2009 and Form 10-Q for the fiscal quarter ended September 30, 2009 filed on November 2, 2009.

In this letter, we have recited the comments from the Staff in bold type and have followed the comments with the Company’s responses.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K and 10-Q.

Form 10-K for the Fiscal Year Ended June 30, 2009

Part I

Item 1. Business

General

1.

We note in your risk factor caption on page 15 that you are dependent on outside contractors and third-party agents for fulfillment of certain items and critical manufacturing services.  With a view toward future filings, tell us what consideration you have given to including a discussion of your manufacturing services and reliance on contractors and third-party agents in your Business section, including the names of your principal suppliers.  Refer to Item 101(h)(4)(v) of Regulation S-K.  Further, please tell us whether you have contracts with any of these entities, and, if so, provide us with your analysis as to whether you are required to file these contracts as exhibits to your Form 10-K.  Refer to Item 601(b)(10)(i) and (ii) of Regulation S-K.

The risk factor on page 15 refers only to our Crexendo Network Services division.  As described on page 5 in the business section of Form 10-K, Crexendo Network Services is a development stage company focused on developing, marketing, and selling telecommunications and data services and technology for Internet Protocol, or IP telephony and video applications.  In the business section, we discussed, among other things, the ability for customers to use Crexendo Network Services supplied IP phones to connect to a broadband Internet connection.  As of June 30, 2009 Crexendo Network services had not generated any revenues and had incurred costs of $199,000.  We are currently in the process of testing and identifying the appropriate equipment and suppliers of this equipment.  We have identified and began testing two suppliers, both located in China, to manufacture our telecommunications equipment.  We have not yet settled on who our principal supplier(s) will be.  Additionally, we have not entered into any contracts with suppliers.

However, in response to the Staff’s comment, we anticipate expanding our Crexendo Network Solutions discussion in the business section to include the sources and availability of raw materials and the names of principal suppliers as required by Item 101(h)(4)(v) of Regulation S-K once we have settled on who our principal supplier(s) will be.

Governmental Regulation, page 6

2.

We note from your risk factor disclosure on page 7, that the Federal Trade Commission announced proposed rules which, if adopted, could be construed or applied in a way that could negatively impact the manner in which you solicit customers and offer your products.  With a view towards future filings, tell us what consideration you have given to including a more detailed discussion of the probable effects of these proposed rules on your business and how you will be negatively impacted, if adopted.  Refer to Item 101(h)(4)(ix) of Regulation S-K.

In response to the Staff’s comment, we intend to edit the Federal Trade Commission risk factor in our next filing, which will be Form 10-K for the six months ended December 31, 2009 (this will be a transition period as we have changed our year end from June 30 to December 31) filing to read substantially as follows (italics indicates new language from our June 30, 2009 Form 10-K filing):

Proposed Federal Trade Commission rules on business opportunities could negatively impact the manner in which we solicit potential customers.

    On April 5, 2006 the Federal Trade Commission (FTC) announced proposed rules regarding sellers of business opportunities. Under the rules the Company could be required to provide a disclosure statement to potential customers prior to the sale of a license. The Company  would then either be required to provide disclosure documents to all potential customers who sign up for a preview or provide the disclosure document to all preview customers who elect to attend the workshop.  If those rules were adopted and the Company was determined to be a seller of business opportunities, such determination could negatively impact the manner in which we solicit potential customers and could lead to a decrease in sales.  The Company currently complies with the business opportunity statute in the State of California, and provides the disclosure document to all preview customers who elect to attend the workshop.

Part II

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 21

3.

Your Overview appears to be more in the nature of a business description than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company’s financial condition and operating results.  Consider expanding your “Overview” to address, for instance, economic or industry-wide factors relevant to the company; and the material operational risks and challenges facing you and how management is dealing with these issues.  As examples, we note in your Fourth Quarter 2009 Earnings Call, management’s discussion of the decrease in your sales rate, testing different approaches in your business model, Crexendo, and your StoresOnline division.  Given recent legal issues as to whether you offer your customers a “business opportunity” or “franchise,” consider discussing the challenges faced in clarifying your business structure and how management is dealing with these issues.  Refer to Section III.A of SEC Release No. 33-8350.  This comment also applies to your Form 10-Q for the Fiscal Quarter Ended September 30, 2009, as we note similar disclosure.

In response to the Staff’s comments, we intend to revise the “Overview” section of our MD&A in our Form 10-K for the six months ended December 31, 2009 to read substantially as follows:

Overview

The following Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the results of operations and financial condition of iMergent, Inc.

MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes to the financial statements (“Notes”).

Sources of Revenue

We generate revenue by developing, licensing, training and supporting eCommerce technology, and a variety of web-based technologies and resources including search engine optimization and search engine management services to entrepreneurs and small, medium, and large enterprises.  Our eServices offerings leverage industry and client practices and are designed for Internet merchants. Our services are also designed to help decrease the risks associated with eCommerce implementation by providing low-cost, scalable solutions with ongoing industry updates and support. Our strategic vision is to remain an eCommerce provider focused on our target markets. We sell and market our products and services in the United States and international (English-speaking) markets, including Canada, the UK, Australia, New Zealand, and Singapore.

Revenue from our StoresOnline division is generated primarily through cash collected on the sale of StoresOnline software licenses at workshop events held throughout the year, as well as principal collected on the sale of StoresOnline software licenses sold through extended payment term arrangements (EPTAs).  In addition to sales of StoresOnline software licenses, we also generate revenue from monthly web hosting fees and  commissions paid by contracted third party companies who telemarket complementary products and services to our customer base.  As we are reliant upon sales generated through our workshop channel, for both current revenue in the form of cash collected on the initial sale of the StoresOnline software license and future revenue in the form of principal cash collected on EPTA contracts, our revenue will fluctuate based upon the quantity of sales teams we have deployed at any point in time, quantity of events held, average cash percentage of buyers at events, average number of buying units at events, average purchase price, and average sales rate at each event.  In addition to the metrics associated with our workshop events, our revenue will fluctuate with the dollar volume of collections on our receivables, because we recognize revenue upon receipt of cash from our customers and not at the time of sale.

We have historically sold our software licenses through a seminar model which has subjected us to claims by governmental agencies that we are required to register as a seller of business opportunities, as well as raised questions about the manner in which we sell the product.  While we have successfully defended the claim of selling a business opportunity, except in the State of California which has a statute with different requirements than other jurisdictions, we have made changes to the manner in which we sell the product at our seminars in an effort to be more transparent. We do not believe our model constitutes a business opportunity, but we have the ability to adjust our model if there are changes in the law relative to selling business opportunities. Our ability to effectively align our business model with needs of our customers will impact our future growth opportunities.

Economic Factors

The unfavorable global economic environment adversely affected our business in fiscal year 2009 as consumers and businesses cut back on spending. Since we offer a product focused on providing a more efficient and effective use of marketing and infrastructure spending, we believe that we are well-positioned to weather the economic downturn. As the global economy improves, this will create new opportunities to increase revenue. To further help weather the economic downturn, in fiscal year 2009 we made several adjustments to our cost structure and streamlined internal business processes.

Opportunities

Technological and product innovation is the foundation of our long-term growth, and we intend to maintain our commitment to investment in product development, engineering excellence, and delivering high-quality products and services to customers. Recognizing that one of our primary business objectives is to help entrepreneurs, small, medium, and large enterprises to increase the effectiveness and visibility of their online presence, we have created our Crexendo Business Solutions division.  The Crexendo division offers a wide range of services, including content management software as a service, search engine optimization services, search engine management services, website and logo design services and conversion rate optimization services.

Our long-term focus on investing in products and developing customers is enabling us to build a foundation for growth by delivering innovative products, creating opportunities for potential channel partners, and improving customer satisfaction. Our focus in 2010 is to continue to execute in key areas through ongoing innovation on our integrated content management software solution, responding effectively to customer and partner needs, and focusing internally on product excellence, business efficacy, and accountability across the Company.

Developments Impacting Results of Operations and Cash Flows, page 21

4.

We note that you made purchases of your common stock in the fiscal years ended 2009, 2008, and 2007; however, you have not provided the average price paid per share.  In your future filings, please disclose the information in tabular format pursuant to Item 703 of Regulation S-K and include the average price paid per share.

We have historically disclosed the common stock repurchase information only in filings for the quarter in which we repurchased the stock, as required by Item 5 of Part II of Form 10-K and Item 2 of Part II of Form 10-Q.  We did not have any stock repurchases during the quarter ended June 30, 2009.  In our future Form 10-K filings, we will include the appropriate disclosure as outlined in Item 703 of Regulation S-K and include the average price paid per share when there is a common stock repurchase.

Results of Operations, page 24

5.

In your future filings, consider providing a more detailed narrative discussion of any material changes from year-to-year in any of the line items in your financial statements.  In this regard, while you have quantified that the decrease in revenues during the fiscal year 2009 as compared to fiscal year 2008 was attributed to a decrease in the number of workshops and a lower number of buying units; consider expanding your qualitative factors to help investors better understand your results of operations.  For guidance, see Instruction 4 to Item 303(a) of Regulation S-K.  This comment also applies to your Form 10-Q for the Fiscal Quarter Ended September 30, 2009, as we note similar disclosure.

In response to the Staff’s comments, we will expand our narrative discussion of material changes from year-to-year in our next filing, which will be Form 10-K for the six months ended December 31, 2009.  An example of the expanded revenue explanation is as follows (italics indicate new language from our June 30, 2009 Form 10-K filing):

Results of Operations

Fiscal year ended June 30, 2009 compared to fiscal year ended June 30, 2008

Revenues

Revenues for the fiscal year ended June 30, 2009 (“fiscal 2009”) decreased 26% to $94,411,000 from $128,048,000 for the fiscal year ended June 30, 2008 (“fiscal 2008”). Product and other revenue decreased 29% to $68,664,000 for fiscal 2009 from $97,141,000 for fiscal 2008. The following table summarizes the activity within deferred revenue for the years ended June 30:

	2009	2008
	(in thousands)
Deferred revenue, beginning of year	$43,191	$42,455

Add: EPTA contract sales in current year, net of bad debt expense	23,874	34,062

Less: Cash collected in current year on EPTA contract sales	(30,131)	(33,970)

Remaining net change in deferred revenue	(3,071)	644

Deferred revenue, end of year	$33,863	$43,191

Fees for SOS licenses sold under EPTAs are recognized as revenue as cash payments are received from the customer and not at the time of sale. Revenues related to cash collected under EPTA agreements included in product and other revenue decreased to $30,131,000 for fiscal 2009 compared to $33,970,000 for fiscal 2008. The decrease in cash collected under EPTA agreements is primarily due to an increase in uncollectible accounts which we believe is a result of worsening economic conditions.  The remaining decrease in product and other revenues from fiscal 2009 compared to fiscal 2008 is primarily related to a decrease in cash sales of SOS licenses at workshop and preview events which decreased to $37,395,000 in fiscal 2009 compared to $61,487,000 in fiscal 2008. The decrease is attributable to the following: (1) the number of Internet Training Workshops conducted during fiscal 2009 decreased 24% to 783 (including 81 that were held outside the United States) compared to 1,028 (including 184 that were held outside the United States) during fiscal 2008; (2) the average number of buying units in attendance at our workshops during fiscal 2009 was relatively constant at 85 compared to 84 during fiscal 2008. As a result of the decrease of number of events and number of buying units per event, we had approximately 5,400 fewer workshop buyers in fiscal 2009 as compared to fiscal 2008.  The result of the decrease in number of workshop buyers reduced revenue by approximately $11,780,000; and (3) cash purchases as a percentage of total workshop purchases decreased to 41% in fiscal 2009 compared to 52% in fiscal 2008. Revenue was reduced by approximately $11,108,000 as a result of this cash percentage decrease.  The remaining decrease in product and other revenue is primarily due to an increase in the number of refunds given to customers as a result of various legal settlements.

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

(k) Revenue Recognition, page 40

6.

Your disclosure on page 2 indicates that your customers are presented with an opportunity to upgrade their StoresOnline Express License to your StoresOnline Pro software and website platform.  Please provide us with the details of this upgrade opportunity including your accounting for this upgrade.  In this regard, please clarify whether the upgrade right is included in the initial license fee or whether you charge your customers a separate fee for the upgrade.  Additionally, tell us how you considered the guidance in paragraphs 35 through 55 SOP 97-2 in accounting for this upgrade.

We sell our StoresOnline Pro software license through a two-step sales approach.  The first step involves inviting potential customers to a 90 minute preview training session.  At this 90 minute session, we train customers on the basics of online marketing and present them with an opportunity to purchase our StoresOnline Express software license.  We then invite them to attend an all day internet training workshop.  The StoresOnline Express software license is currently sold for $48.  StoresOnline Express software license is a scaled down version of our StoresOnline Pro software license.  Step two involves customers attending our all day training workshop where they receive a more in-depth training on eCommerce requirements and tools, including specific details and tips on how to promote and drive traffic to a website.  In addition to this training, customers are presented with an opportunity to upgrade their StoresOnline Express software license to our proprietary StoresOnline Pro software license which includes numerous additional features and marketing tools to better assist customers in promoting their site.

Customers electing to upgrade pay an additional fee of $3,400 for a single site license and $5,998 for an unlimited site license.  If customers decline to upgrade to StoresOnline Pro software license at the workshop, they are no longer eligible for the above mentioned workshop upgrade pricing.  Customers wishing to upgrade following the workshop can purchase the StoresOnline Pro software license from our website for $300 per month/per site with a minimum one year commitment.

Relative to the determination of the accounting treatment on the ability of customers to upgrade to StoresOnline Pro software license, paragraph 35 of SOP 97-2 refers to multiple-element arrangements where the vendor “may agree to deliver software currently and to deliver additional software in the future.”  Paragraph 36 goes on to discuss the vendor providing the customer with “an upgrade right for a specified upgrade/enhancement.”  In our case, when the customer purchases a StoresOnline Express software license at the preview event, the customer receives a StoresOnline Express software license and there is no agreement to deliver additional software in the future or to provide a specified upgrade/enhancement.  Any customer wishing to upgrade can take advantage of the special pricing offered at the workshop or purchase the upgrade from our website for the normal retail price of $300 a month per site for a minimum commitment of one year.  If the customer fails to attend the all day training workshop they are no longer eligible for the special pricing.

The $48 for StoresOnline Express software license is deferred and recognized after the workshop takes place as it allows access to special pricing offered at the workshop.  The purchase of StoresOnline Pro software license is accounted for as a separate transaction at the time of purchase and recognized as revenue, net of expected customer refunds, upon expiration of the customers’ rescission period, which typically occurs three days after the licenses and products are delivered. Fees for SOS licenses sold under EPTAs (Extended Payment Term Agreements) are recognized as revenue as cash payments are received from the customer and not at the time of sale. Although the Company is able to reasonably estimate the collectability of its receivables based upon its long history of offering EPTAs, the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition (SOP 97-2), requires revenue to be deferred until customer payments are received if collection of the original principal balance is not probable. Additionally, if the Company subsequently sells the receivables on a non-recourse basis, SOP 97-2 requires that the related revenue be deferred until the customer makes cash payments to the third-party purchaser of the receivables.

In our next filing, which will be Form 10-K for the six months ended December 31, 2009, we will change the disclosure to read as follows in the Industry and Business Segment Summary (italics indicates new language from our June 30, 2009 Form 10-K filing):

In addition to the training provided at the workshop, our customers are presented an opportunity to upgrade their StoresOnline Express software license to our proprietary StoresOnline Pro software license and website development platform which is purchased in a separate transaction.

 Revenue recognition accounting has been discussed in detail in response to comment letters received May 19, 2005, August 1, 2005, and December 21, 2005.

Signatures, page 57

7.

Your Form 10-K must be signed by your controller or principal accounting officer, in addition to your principal executive officer and principal financial officer. See General Instruction D(2)(a) to Form 10-K.  Please confirm that one of the officers who signed the Form 10-K on your behalf, for example, Mr. Erickson, was also signing in the capacity of your controller or principal accounting officer.  In future filings on Form 10-K, please identify in your signature blocks the person signing in each of the foregoing capacities.

Mr. Jonathan R. Erickson is both our Principal Financial Officer and our Principal Accounting Officer.  His signature is included in our Form 10-K for the year ended June 30, 2009.  Our Form 10-K for the six months ended December 31, 2009 will identify Mr. Jonathan R. Erickson as both our Principal Financial Officer and Principal Accounting Officer.

As requested, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

You may contact me at (801) 431-4525 if you have any questions regarding these responses to your comments.

Very truly yours,

Jonathan R. Erickson

Chief Financial Officer

iMergent, Inc.